

Sol Cinema Cafe

HARLEM / EST 2020

OFFERING MEMORANDUM

facilitated by



1

Sol Cinema Cafe

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Sol Cinema Cafe
State of Organization	NY
Date of Formation	03/26/2019
Entity Type	C-Corporation
Street Address	210 W 147th St Apt 2B, New York NY, 10039
Website Address	www.solcinemacafe.com

(B) Directors and Officers of the Company

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Moikgantsi Kgama	100%

(D) The Company's Business and Business Plan

The Sol Cinema Cafe is a coffee shop by day and art house cinema by night. Linked with our online counterpart, SolCinemaCafe.com, the Sol Cinema Cafe provides a 24-hour social cinema experience where visitors can watch films at our Harlem location or participate online.

The Sol Cinema Cafe is a place where you can watch great films, eat good food, and share ideas! Investing in this Harlem venue is an opportunity to get on the ground floor of what will soon be an international media enterprise. With additional funds, we will complete renovations to our first location, decorate the newly upgraded space, as well as secure operating capital.

The Sol Cinema Cafe offers the New York Metropolitan area, and the world, a new concept in cinema entertainment. This unique venue will operate as a media-rich coffee shop where patrons can experience VR, and use wireless headphones to enjoy indie/classic films that play silently on screens throughout the venue. At night we will operate as an art house (independent film) cinema. Via SolCinemaCafe.com, the Sol Cinema Cafe offers a social cinema experience that a worldwide network of subscribers can stream films online, join watch parties, communicate with each other, livestream talkbacks, and ask questions in real-time. The Sol Cinema Cafe is a 21st century social cinema experience!

THE MARKET

In New York City's Harlem community, there is an unmet demand for cinemas that offer independent films about black and latino experiences.

Independent production companies, filmmakers and distributors seek indie film venues that will serve upper Manhattan, and are specifically in need of exhibition outlets that will prioritize their black and brown content. Also, as Harlem becomes more gentrified, there is an increased need for eating and drinking venues. The Sol Cinema Cafe (the Sol Cinema), a trendy, multi-use multimedia, fast casual cinema-eatery, will capitalize on these underserved markets.

The Sol Cinema Cafe will position itself as a global beacon for independent film and culture. Our conservative market data is drawn primarily from the 1.4 square mile community known as Central Harlem. This community of nearly 150,000 residents is primarily black and latino. 42% of this community earns $50,000 and higher, and 78% fall between the ages of 18 and 64.

Our primary market is black and latino Harlem residents ages 24 to 54, who earn $50,000 or more. The secondary market is white residents and tourists, also earning $50,000 or more between the ages of 24 and 54. We project that Sol Cinema will draw 30,000 patrons in the first year, including Central Harlem residents, NYC residents, and tourists.

Future MARKETs

Growth is a key aspect of our business. Future markets include adding more venues to develop the Sol Cinema Cafe brand into an international chain of franchises. These venues will be linked by our website which will offer ticket and merchandise sales, free membership via an online community for Sol Cinema Cafe patrons, and a subscription based online channel similar to Netflix. Each venue will create original media content that will be sold via our website, as well as iTunes, Youtube, Amazon and other online vehicles.

There is no total concept like the Sol Cinema Cafe: a coffee shop/cinema/VR lounge focused on black and brown content linked ultimately to an online channel. However, the Sol Cinema Cafe has varying competition from each revenue stream. First, from local coffee shops, and second, from existing cinemas and cultural venues. Locally, we are positioned in a community that needs more eating and drinking spaces to serve the new gentry. Also, the Sol Cinema Cafe will be the only coffee shop, along Adam Clayton Powell Jr. Blvd., for several blocks. We will be the only cinema-eatery in Harlem, and the only VR lounge in Harlem. Competitors include the AMC 9 Magic Johnson Theater, Maysles Documentary Center (a nonprofit community theater with very little ambiance). Many assume that online media is a threat to cinemas however media analysts assert that cinemas are unaffected by online options.

ForECAST

We project sales of $610,114 in year 1 and $685,839 in year 2 with a profit margin of 16%. Our primary revenue streams will be Food and Beverage (including beer and wine), 35%; Coffee Sales, 25%; Theater Rentals, 13%; and Movie Tickets 11%, which are estimated at the conservative 20% of occupancy. We expect food and beverage orders to average $7 in the morning, and $11 in the afternoon and evenings. Based on our projections, we will break even in year two and will repay our loan by the end of year four.

Additional sources of Revenue

To date, the Sol Cinema Cafe has $120,000 in cash flow.

ABOUT THE FOUNDERs

Moikgantsi Kgama, CEO of the Sol Cinema Cafe, and Gregory Gates, the Managing Partner, have a combined 50 years of experience in the independent film and entertainment business. They have informally tested various models of this business to arrive at the proposed enterprise, and along the way, have developed key relationships, demonstrated expertise in film marketing, managed an operation at the location of the proposed business, and produced film-related events throughout New York City at celebrated venues such as the Lincoln Center and the Apollo Theater.

from the founder

> "We are very excited for you to be a part of our next chapter. We started as ImageNation and have grown into the Sol Cinema Cafe. The community of Harlem is important to us and we plan to expand the offerings in this community for access to independent cinema and of course great coffee! Join us as we create a place where people of all races and ethnicities can watch amazing films, eat great food, and share ideas."

— Moikgantsi Kgama, Owner

Offerings

- Coffee, Tea, Beer, Wine, Food
- Global Black Cinema
- Virtual Reality

In the press

- AM NY - A Cafe for Black Indie Film and Music in Harlem
- Broadway World - ImageNation Kicks Off 2020 with the Apollo Theater and Bakoso
- Good Black News - 17th Annual ImageNation Outdoors Festival: Soul Cinema & Music Under the Stars

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational

[Materials](#) for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$20,000
Offering Deadline	September 15, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$70,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Reserves	$6800	$35,000
Complete Renovation	$12000	$20,000
Marketing	$0	$10,800
Mainvest Compensation	$1,200	$4,200
TOTAL	$20,000	$70,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	.9 - 3.0%[2]
Payment Deadline	2025-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.55 x 1.4 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	.99%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.3% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$20,000	.9%
$32,500	1.4%
$45,000	1.9%
$61,700	2.6%
$70,000	3.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.55x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Equity Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	The Equity Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Moikgantsi Kgama	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Sol Cinema Cafe was established in March 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Sol Cinema Cafe forecasts the following milestones:

- Secured lease in New York, NY on January 2017.
- Hire for the following positions by June 2020: Cook, Barista, Administrative Coordinator.
- Achieve $744,515 revenue per year by year 2022.
- Achieve $562,874 profit per year by 2022.

Other challenges

Sol Cinema Cafe has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Because of the COVID-19 pandemic, our renovation effort has halted. There is currently a statewide stop work order in New York.
- We have found it increasing difficult to raise funds during the pandemic.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

SOL CINEMA CAFE -- STATEMENT OF INCOME AND EXPENSES
3/15/2020

| | Y1-Y2 | | Year 1 | | | | | | | | |
	% Sales	% of Total	1Q	2Q	3Q	4Q	Total	Year 2	Year 3	Year 4	Year 5
REVENUE AND GROSS PROFIT											
Box Office											
Sales		13%	9,983	18,968	19,966	19,966	68,883	103,653	128,970	155,815	178,075
Distributor and Delivery Fees	35%		3,494	6,639	6,988	6,988	24,109	36,278	45,139	54,535	62,326
Box Office Gross Profit			6,489	12,329	12,978	12,978	44,774	67,374	83,830	101,280	115,749
Food & Bar											
Sales		33%	30,900	58,710	61,800	61,800	213,210	223,871	235,064	246,817	259,158
Cost of Food & Bar	30%		9,270	17,613	18,540	18,540	63,963	67,161	70,519	74,045	77,747
Food & Bar Gross Profit			21,630	41,097	43,260	43,260	149,247	156,709	164,545	172,772	181,411
Coffee											
Sales		21%	19,208	36,494	38,415	38,415	132,532	139,158	146,116	153,422	161,093
Cost of Coffee	20%		3,842	7,299	7,683	7,683	26,506	27,832	29,223	30,684	32,219
Coffee Gross Profit			15,366	29,195	30,732	30,732	106,025	111,327	116,893	122,738	128,875
Other Revenue											
Concessions			2,874	5,461	5,749	5,749	19,833	20,824	21,866	22,959	23,188
Advertising Sales			3,750	7,125	7,500	7,500	25,875	27,169	28,527	29,954	31,451
Theater Rentals & Tapings			9,000	13,900	16,200	16,200	55,300	56,959	59,807	62,797	65,937
Merchandise (online & in store)			3,663	6,960	7,326	7,326	25,275	26,539	27,866	29,259	30,722
Virtual Reality			6,950	13,500	15,000	15,000	50,450	52,973	55,621	58,402	61,322
Live Events			2,700	4,300	4,800	4,800	16,600	17,430	18,302	19,217	20,177
Membership			313	594	625	625	2,156	2,264	2,377	2,496	2,621
Corporate Sponsors			10,000	5,000	0	0	15,000	15,000	20,000	20,000	20,000
Total Other Revenue		33%	39,250	56,840	57,200	57,200	210,489	219,157	234,365	245,084	255,419
Cost of Sales			4,935	9,216	10,020	10,020	34,192	35,448	36,759	38,126	39,368
Gross Profit from Other Revenue			34,315	47,624	47,180	47,180	176,297	183,709	197,606	206,958	216,051
TOTAL REVENUE			99,340	171,012	177,381	177,381	625,114	685,839	744,515	801,138	853,745
TOTAL GROSS PROFIT			77,800	130,245	134,150	134,150	476,344	519,119	562,874	603,747	642,085

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V